EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Turnstone Systems, Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 333-36342 and No. 333-57224) on Form S-8 of Turnstone Systems, Inc. of our reports dated April 14, 2005, with respect to the consolidated statement of net assets in liquidation of Turnstone Systems, Inc. (and subsidiaries) as of December 31, 2004, the related consolidated statements of changes in net assets in liquidation for the year ended December 31, 2004 and for the period from November 12, 2003 to December 31, 2003, the related consolidated statements of operations, stockholders’ equity and cash flows for the period from January 1, 2003 to November 11, 2003, and related financial statement schedule appearing elsewhere in this Form 10-KSB.

/s/ KPMG LLP

Mountain View, California

April 14, 2005